812 SAN ANTONIO STREET
SUITE 600
AUSTIN, TEXAS 78701
TEL	512 • 583 • 5900
FAX	512 • 583 • 5940
LOWELL W. HARRISON
DIRECT DIAL: 512 • 583 • 5905
EMAIL:lharrison@fkhpartners.com
STEPHANIE E. KALAHURKA
DIRECT DIAL: 816 • 292 • 8141
EMAIL:skalahurka@fkhpartners.com

February 5, 2015

Via Federal Express

Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Business First Bancshares, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 12, 2014

File No. 333-200112

Dear Mr. Schiffman:

On behalf of Business First Bancshares, Inc. (the “Company”), enclosed please find a copy of Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Revised S-4”), as submitted to the Securities and Exchange Commission (“Commission”) on the date hereof, marked to show changes to Amendment No. 1 to the Registration Statement that was filed on January 13, 2015.

General

1.	We acknowledge your response to comment 1 of our letter to you dated December 8, 2014. Please supplementally provide us with the following information:

•	noting the statement in the last sentence of second paragraph of the first page of both the “Pro Forma Overview” and the “Fairness Opinion Presentation” by Sandler O’Neill that “the printed presentation is incomplete without the oral or video presentation that supplements it” please provide us with transcripts of any oral and/or video presentation that was made by Sandler O’Neill to any member of the Board; and

•	the third party report of the review of Business First Bank’s loan portfolio to which you refer in the second full paragraph on page 57.

In response to the Staff’s comment, the Company advises the Staff that there is no transcript or video of the oral presentation that supplemented the Pro Forma Overview or the Fairness Opinion Presentation that were given by Sandler O’Neill (the “Merger Presentations”) to the

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board of directors of American Gateway Financial Corporation (“AGFC”). The Company has consulted with AGFC and Sandler O’Neill regarding the content of the oral portions of the Merger Presentations and AGFC and Sandler O’Neill have confirmed that the substance of the oral portions did not contain any material nonpublic information about either company that was not contained in the accompanying slide presentations which have been provided supplementally to the SEC.

In response to the Staff’s comment, the third party report of the review of Business First Bank’s loan portfolio is being submitted supplementally under separate cover.

2.	We acknowledge your response to comment 1 of our letter to you dated December 8, 2014. Please disclose the projections contained in the “Pro Forma Overview” and “Fairness Opinion Presentation’ by Sandler O’Neill that were “based on each respective management team’s budget for 2014 and projected thereafter based on each respective management team’s guidance.” Please disclose the assumptions on which the valuations were based.

In response to the Staff’s comment, the Company has revised its disclosure in the Revised S-4 under the subheading, “Opinion of Sandler O’Neill & Partners, L.P.,” to include the projections that were contained in the “Pro Forma Overview” and “Fairness Opinion Presentation” by Sandler O’Neill. The Company has updated its disclosure in this same section to include the assumptions used in the disclosed projections.

3.	We acknowledge your response to comment 2 of our letter to you dated December 8, 2014. Please revise the registration statement to disclose all material nonpublic information regarding Business First Bancshares that was disclosed, directly or indirectly, to American Gateway Financial Corporation Inc. Please supplementally provide us with all material nonpublic information regarding American Gateway Financial Corporation Inc. that was disclosed, directly or indirectly, to Business First Bancshares, and/or its representatives and/or financial advisors including, but not limited to, the “confidential information memorandum regarding AGFC” to which you refer on pages 56 and 57.

In response to the Staff’s comment, the referenced “confidential information memorandum regarding AGFC,” dated July 2013 and certain other contracts, agreements and third-party reports that the parties deem to be material, but which have been disclosed in the Revised S-4, are being submitted supplementally under separate cover. With respect to the referenced confidential information memorandum, the parties have reviewed the document to confirm that it does not contain any material nonpublic information that is not otherwise disclosed or updated in the Revised S-4. AGFC, the Company and their respective financial advisors have confirmed to us that, other than information that is disclosed in the registration

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statement (as revised pursuant to this amendment), there is no material nonpublic information regarding either the Company or AGFC that was disclosed, either directly or indirectly to the other.

4.	We acknowledge your response to comment 3 of our letter to you dated December 8, 2014. Please revise the section entitled “Business First’s Reasons for the Merger” on page 60 to explain the reasons that the Board did not obtain a fairness opinion.

In response to the Staff’s comment, the Company has updated its disclosure in the Revised S-4 under the section entitled, “Business First’s Reasons for the Merger,” to explain the reasons why the board of directors of the Company did not obtain a fairness opinion. In deciding not to obtain a fairness opinion the Company’s board of directors considered the following factors: (i) that a formal fairness opinion is not required under applicable law; (ii) the cost to the Company associated with obtaining a fairness opinion; and (iii) the Company’s consultation with its financial advisor regarding the terms of the proposed merger. Although the Company did not obtain a formal, written opinion, its board of directors’ determination that the terms of the proposed merger are fair to the Company’s shareholders was made in consultation with its financial advisor.

Summary, The Merger Consideration, page 6

5.	We acknowledge your response to comment 8 of our letter to you dated December 8, 2014. Please revise the first full paragraph on page 7 to disclose the Tangible Equity Capital of each company as of the most recent date. Please revise the second to last paragraph to explain how the consideration is “subject to adjustment.”

In response to the Staff’s comment, the Company has updated its disclosure in the Revised S-4 under the section entitled, “Summary—The Merger Consideration,” to disclose the Tangible Equity Capital of each company as of January 31, 2015. This is the most recent date prior to the date of this filing that the Company was able to obtain the financial information needed to calculate the approximate merger consideration. The Company has also disclosed in this section the unaudited Tangible Equity Capital of each of the Company and AGFC as of January 31, 2015.

Summary, Material U.S. Federal Income Tax Consequences, page 8

6.	Please acknowledge receipt of a tax opinion and provide a cross reference to it.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “Summary—Material U.S. Federal Income Tax Consequences” to disclose that, in connection with the filing of the Registration

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Statement, Fenimore, Kay, Harrison & Ford LLP has rendered its tax opinion to the Company and AGFC addressing the U.S. federal income tax consequences of the merger as described in the proxy statement/prospectus. A reference was included to the opinion that is included as Exhibit 8.1 to the Registration Statement.

Summary, Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests, page 14

7.	We acknowledge your response to comment 11 of our letter to you dated December 8, 2014. Please disclose any arrangements or understandings for any member of the AGFC Board of Directors to serve on the Board of Business First. Please disclose the aggregate amount of cash and stock and the percentage of the total consideration to be paid to directors and officers of AGFC.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “Summary—Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests” in the Revised S-4 to clarify that there are no arrangements or understandings pursuant to which any member of the board of directors or management of AGFC or American Gateway Bank is to be appointed to the board of directors of the Company or Business First Bank in connection with the proposed merger. The Company has further revised this section to disclose the aggregate amount of cash and stock, and the percentage of total consideration to be paid to directors and executive officers of AGFC based upon the beneficial ownership of those individuals as of January 31, 2015. The percentage of the merger consideration expected to be received by those individuals is proportionate to the percentage of their respective beneficial ownership in AGFC.

Unaudited Pro Forma Combined Consolidated Financial Information, page 21

8.	Please revise these financial statements to ascribe the par value of the Business First Bancshares common stock to be issued in the acquisition to the common stock line item in the pro forma balance sheet. It appears that, currently, all the value is ascribed to the surplus line item.

In response to the Staff’s comment, the Company has revised its disclosure under the heading, “Unaudited Pro Forma Combined Consolidated Financial Information” in the Revised S-4 to ascribe the par value of the Company common stock to be issued in the acquisition to the common stock line item in the pro forma balance sheet.

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February 5, 2015

9.	Please refer to the response to comment 12. We note the revisions made in response to that comment; however, we also note that you continue to present pro forma combined information for the periods ended September 30, 2014 and December 31, 2013 that appears to actually be historical combined information. Please revise to delete the columns that present this information. Alternatively, please revise to label it as historical combined information and not as pro forma combined information.

In response to the Staff’s comment, the Company has revised its disclosure under the heading, “Unaudited Pro Forma Combined Consolidated Financial Information” to delete the above-referenced column from its pro forma combined income statement for the periods ending September 30, 2014 and December 31, 2013.

10.	Please refer to the response to comment 13 and address the following:

•	Please revise to delete the presentation of pro forma combined EPS as that measure is not contemplated by US GAAP.

•	Please revise to present diluted EPS on a historical and pro forma basis in these financial statements. We note that Business First Bancshares presents diluted EPS in its historical financial statements that are included in the registration statement. Provide footnote disclosure that reconciles the number of shares used to calculate pro forma basic and diluted EPS.

In response to the Staff’s comment, the Company has revised its disclosure under the heading, “Unaudited Pro Forma Combined Consolidated Financial Information” in the Revised S-4 to delete the presentation of pro forma combined earnings per share (“EPS”). The Company has also updated the disclosure to present diluted EPS on a historical and pro forma basis and to include footnote disclosures to reconcile the number of shares used to calculate pro forma basic and diluted EPS.

Background of the Merger, page 55

11.	Please revise this section to provide more detail regarding other options considered by the Board of AGFC as follows:

•	revise the first paragraph on page 56 to identify the “various strategic options” to which you refer;

•	revise the second paragraph on page 56 to identify the “potential strategic alternatives available” to which you refer;

•	revise the last paragraph on page 56 to explain the reasons why you contacted Business First; and

•	revise the first paragraph on page 57 to disclose your contacts with “another financial institution” that had made an indication of interest to you at the same time as Business First.

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In response to the Staff’s comment, the Company has revised its disclosure under the subheading, “Background of the Merger” in the Revised S-4 as follows:

•	The discussion has been revised to identify the various strategic options considered by AGFC’s board of directors. Such strategic options have included expanding organically, raising additional capital through offerings or equity or debt securities, and merging with another financial institution.

•	The referenced disclosure regarding alternatives considered by AGFC’s board of directors in February 2013 has been updated to clarify that the board considered the possibilities of raising additional capital or a sale of American Gateway Bank.

•	The referenced disclosure relating to communications between AGFC and the Company in December 2013 has been updated to clarify that the Company contacted AGFC at that time.

•	The referenced disclosure relating to the indication of interest received by AGFC from another financial institution in December 2013 has been updated to disclose AGFC’s contacts with that institution.

12.	Please revise this section to provide more detail regarding negotiations of the merger as follows:

•	revise the first full paragraph on page 57 to quantify the aggregate value of the cash and stock indication of interest of February 7;

•	revise the second full paragraph on page 57 to quantify the aggregate value of the cash and stock indication of interest of February 21;

•	revise the third full paragraph on page 57 to identify the “potential strategic alternatives” to which you refer; and

•	revise the fourth full paragraph on page 57 to provide detailed summary of the negotiations over the material terms of the agreement and ancillary documents to which you refer.

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In response to the Staff’s comment, the Company has revised its disclosure under the subheading, “Background of the Merger” in the Revised S-4 as follows:

•	The referenced disclosure regarding the aggregate value of the cash and stock indication of interest on February 7, 2014 has been updated to provide that, based upon the December 31, 2013 unaudited financial statements of the Company then available to the AGFC board of directors, the AGFC board, after consultation with its financial advisor, estimated the aggregate value of this indication of interest to be $43.4 million.

•	The referenced disclosure regarding the aggregate value of the cash and stock indication of interest on February 28, 2014 has been updated to provide that, based upon the December 31, 2013 unaudited financial statements of the Company then available to the AGFC board of directors, the AGFC board, after consultation with its financial advisor, estimated the aggregate value of this indication of interest to be $44.8 million.

•	The referenced disclosure has been revised to clarify that AGFC authorized the engagement of legal counsel as it explored the possibility of a strategic transaction with the Company.

•	The background discussion has been updated with a detailed summary of the negotiations over the material terms of the agreement and ancillary documents.

13.	We acknowledge your response to comment 15 of our letter to you dated December 8, 2014. As we requested explain how and why the AGFC Board negotiated the formula pricing instead of the fixed pricing offered by Business First including, but not limited to, the following:

•	revise the fourth full paragraph on page 57 to explain how the AGFC Board negotiated changing from a fixed price to a formula and how you and Business First determined the elements of the formula;

•	explain why the AGFC Board agreed to reduce the aggregate amount of cash consideration from the $11.4 million offered to $2.1 million and implicitly increased the amount of First Business stock shareholders would receive;

•	disclose the “projected earnings of each institution” and “anticipated earning” which the formula is based;

•	disclose the “valuation spread” on which the formula is based and the basis on which the value of each respective company was determined given that neither company has its stock in a public market; and

•	disclose the aggregate value of the consideration to be paid and the amount of cash and stock according to the formula as of the date the respective Boards approved the merger.

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In response to the Staff’s comment, the Company has revised its disclosure under the subheading, “Background of the Merger” in the Revised S-4 as follows:

•	The referenced disclosure has been added to clarify the reasons why the parties negotiated changing the merger consideration from a fixed pricing structure to a formulaic pricing structure. Discussion was also added to clarify how the parties determined the elements for the merger consideration formula.

•	The referenced disclosure has been revised to explain why the AGFC board of directors agreed to reduce the aggregate amount of cash merger consideration and to increase the amount of stock merger consideration to be received by AGFC shareholders.

•	The referenced disclosure has been updated to provide a cross-reference to the portion of the proxy statement/prospectus that contains the projected and anticipated earnings of each institution upon which the merger consideration formula was based.

•	The referenced disclosure has been updated to quantify the valuation spread on which the merger consideration was based and the basis on which the value of each respective company was determined.

•	The referenced disclosure has been updated to include the aggregate value of the consideration to be paid and the amount of cash and stock according to the formula as of the date the respective boards approved the merger, which was based upon unaudited financial information for each company as of June 30, 2014.

AGFC’s Reasons for the Merger and Recommendation of the Board of AGFC, page 58

14.	Please revise the first bullet point to explain how the Board determined that the merger consideration was a “fair price” when the actual price will not be known until the closing. Disclose any assumptions.

In response to the Staff’s comment, the Company has revised its disclosure under the subheading, “AGFC’s Reasons for the Merger and Recommendation of the Board of AGFC” in the Revised S-4 to clarify that AGFC’s board of directors considered the methodology for determining the amount of merger consideration to be received by AGFC shareholders to be fair and, when determined in accordance with the terms of the reorganization agreement, would represent a fair price for the shares of AGFC common stock.

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Business First’s Reasons for the Merger, page 60

15.	Please revise the second paragraph claim that “Business First has not quantified the amount of enhancements or projected the areas of operation in which such enhancements will occur to reflect the projections that according to Sandler O’Neil were based on the guidance of “each management team’s guidance.”

In response to the Staff’s comment, the Company has revised its disclosure under the subheading, “Business First’s Reasons for the Merger” in the Revised S-4 to clarify that, although the Company has not specifically quantified the amount of enhancements among its various areas of operation. Company management made overall assumptions regarding the Company’s expected cost savings based upon general industry averages and in consultation with its financial advisor.

Material U.S. Federal Income Tax Consequences of the Merger, page 89

16.	In the first sentence of the bold-face paragraph on page 93, please delete the words “certain” and “for general information only.”

In response to the Staff’s comments, the Company has revised its disclosure under the subheading, “Material U.S. Federal Income Tax Consequences of the Merger” in the Revised S-4 to delete the words “certain” and “for general information only” in the above-referenced paragraph.

Exhibit 8

17.	Please revise the second paragraph to indicate, if true, that you adopt the discussion in the prospectus under “Material United States Federal Income Tax Consequences” as your opinion. Merely stating that it is correct does not satisfy the Opinion requirement.

In response to the Staff’s comments, Fenimore, Kay, Harrison & Ford, LLP has updated its tax opinion to adopt the discussion that is included in the proxy statement-prospectus under the subheading, “Material United States Federal Income Tax Consequences.”

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If you have any questions, please do not hesitate to contact either of us.

Very truly yours,

/s/ Lowell W. Harrison
Lowell W. Harrison

/s/ Stephanie E. Kalahurka
Stephanie E. Kalahurka

Enclosure

cc:	David R. Melville, III (Business First Bancshares, Inc.)